Filed Pursuant to Rule 433
Registration No. 333-161489-02
Free Writing Prospectus dated May 11, 2011

Issuer:	The Detroit Edison Company
Security:	2011 Series B 3.90% General and Refunding Mortgage Bonds due 2021
Size:	$250,000,000
Maturity Date:	June 1, 2021
Coupon:	3.90%
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2011
Price to Public:	99.735%
Spread to Benchmark Treasury:	+77 bps
Benchmark Treasury:	3.625% due February 15, 2021
Benchmark Treasury Yield:	3.162%
Re-offer Yield:	3.932%
Make-whole call:	Prior to March 1, 2021 at Treasury plus 15 bps
Par Call:	On or after March 1, 2021
Trade Date:	May 11, 2011
Settlement Date:	T+5; May 18, 2011
CUSIP:	250847 EG1
Anticipated Ratings:*	A2/A/A- (Moody’s/S&P/Fitch)
Joint Book-Running Managers:	J.P. Morgan Securities LLC RBS Securities Inc. UBS Securities LLC
Co-Managers:	BNY Mellon Capital Markets, LLC Comerica Securities, Inc. Mitsubishi UFJ Securities (USA), Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC by calling collect at 212-834-4533, RBS Securities Inc. toll-free at 1-866-884-2071, or UBS Securities LLC toll-free at 1-877-827-6444 ext. 561-3884.